September 24, 2010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Amyris, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Amyris, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-166135) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 5:00 P.M., Eastern Time, on September 27, 2010, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that the Preliminary Prospectus dated September 13, 2010, was distributed by the Representatives approximately as follows:

Copies to 5 underwriters	7,871
Copies to 0 dealers	0
Copies to 1,125 institutional investors	1,125
Copies to 37 others	37
Total	9,033

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Itaú USA Securities Inc.
Stifel, Nicolaus & Company, Incorporated

By: Morgan Stanley & Co. Incorporated
As representative of the several underwriters

By:	/s/ Robert Brass

Name:	Robert Brass

Title:	Executive Director